Exhibit 99.1

Catholic Life Insurance in Production with Sapiens’ E-Application Solution LifeApply for Life and Annuities

Rapid implementation enables quick time to value with improved efficiencies and quality of applications

Holon, Israel– October 3, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Catholic Life Insurance (Catholic Life), one of the top 10 fraternal benefit societies in the nation, has successfully expanded its Sapiens environment for life and annuity lines of business.

Already a production user of the StoneRiver ID3® policy administration life system, the insurer is now live with LifeApply® supporting the company’s e-application and submission processes. The implementation project began in April 2017 with Catholic Life going into production in June 2018. All Catholic Life lines of business are supported, including: term life, whole life, universal life, and annuities.

With the LifeApply e-application now live, Catholic Life is experiencing early benefits, including the completion and submission of applications in a paperless environment, an improved rate of applications in good order, the ability to easily gather additional underwriting information, and the capabilities to better attract the newest generation of insurance producers.

As part of the implementation, LifeApply was integrated with four Catholic Life systems: the agent/member portal, the illustration system, the Sapiens ID3 policy administration system, and the insurer’s content management system for electronic workflow. Sapiens’ ACORD Transaction Service® (ATS) was also deployed to enable web services between the ID3 system and any system that utilizes ACORD standards.

“The implementation was quick, training was easy and well received, and we couldn’t be happier with the adoption rate of the paperless application environment by our agents,” commented J. Michael Belz, president and CEO of Catholic Life. “Our long partnership with Sapiens has been very successful, making us extremely comfortable with the Sapiens team, services, and products.”

Scott Brant, Catholic Life’s senior vice president, IT, added, “We are well on our way to meeting our goal to have 50% of our agents using LifeApply within the first 24 months of production use, and will continue to grow that percentage each year. We are looking at other Sapiens offerings to see what else might benefit us as we continue our efforts to modernize and automate our processes as much as possible.”

Highlights of additional benefits Catholic Life Insurance is experiencing with the in-production LifeApply environment include:

●	Significant decrease in applications submitted “not in good order”, leading to higher placement rate;
●	Reduced time to issue a certificate;
●	Easy to use e-application dashboards;
●	Able to capture additional field underwriting information with the use of reflexive questions, resulting in improved time to process and service;
●	Automatic generation of all required forms for certificates; and
●	Overall reduced operating expenses with new efficiencies.

“We have had a long and successful relationship with Catholic Life and appreciate their continued confidence in our solutions and our people,” said Roni Al-Dor, Sapiens’ president and CEO. “We congratulate the Catholic Life team on this successful implementation and look forward to investigating how our other solution options can assist in meeting their automation and transformation goals.”

ID3, LifeApply and ACORD Transaction Server are components of StoneRiver’s portfolio of insurance software solutions. StoneRiver, Inc. is a fully owned subsidiary of Sapiens.

About Catholic Life Insurance

Catholic Life Insurance is among the top 10 largest fraternal benefit societies in the nation. More than 84,000 families rely on Catholic Life for protection and security. Its assets exceed $1 billion and insurance-in-force surpasses $2 billion. The company offers life insurance, IRAs, annuities and fraternal benefits to individuals and families throughout Texas, Arizona, Florida, Louisiana, Oklahoma, Mississippi and New Mexico. The company also offers volunteer opportunities that enhance its members' lives and benefit the communities in which they live. Although the common bond for most members is the Catholic faith, Catholic Life is independent of any Catholic institution and welcome people of all beliefs and religions. For additional information visit www.cliu.com.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com